Exhibit A

Ceragon Networks Reports 22% Growth in Second Quarter and
Raises Full Year Guidance

Company Generates $2.1 Million in GAAP Net Income and Positive Free Cash Flow
Raises Full Year Revenue Outlook to $334 - $348 Million

Rosh Ha’ain, Israel, August 1, 2023 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the second quarter and six months ended June 30, 2023.

Q2 2023 Financial Highlights:

•	Revenues of $86.2 million
•	Operating income of $5.7 million on a GAAP basis, or $7.4 million on a non-GAAP basis; The non-GAAP operating income excludes an $0.9 million restructuring charge related to European operations.
•	EPS of $0.02 per diluted share on a GAAP basis, or $0.05 per diluted share on a non-GAAP basis

Q2 2023 Business Highlights:

•	Book-to-bill above 1 on a quarterly and trailing 12-month basis
•	Ceragon won a multi-year contract worth up to $4.2 million with the City of Cincinnati to upgrade its public safety network
•	North America:
o	Nearly matched India in Q2 bookings, with bookings increasing nearly 10% sequentially compared to Q1
o	Continued strong revenue in Q2
•	India:
o	Strongest region in terms of Q2 bookings and revenue
o	Strong demand for ongoing 4G network and 5G network rollouts

Doron Arazi, CEO, commented: “Ceragon delivered strong double digit year-over-year revenue growth, margin expansion and solid profitability in the second quarter. During the quarter, we again recorded bookings that exceeded our revenue levels which improved our visibility into the third quarter and strengthened our confidence for the full year. We have not seen any signs of a slowdown or changes in demand across our customer base and remain focused on our operational execution as well as efforts to enhance our  product portfolio including new product line based on system-on-a-chip technology."

“Demand in key geographies remains robust, and we continue to deliver solid execution,” Arazi added. “Our year-to-date performance and improved visibility into the third quarter has given us the confidence to increase our full-year guidance and narrow the range to increase the midpoint.”

Primary Second Quarter 2023 Financial Results:

Revenues were $86.2 million, up 21.9% from $70.7 million in Q2 2022 and up 3.3% from $83.4 million in Q1 2023.

Gross profit was $30.4 million, giving us a gross margin of 35.2%, compared with a gross margin of 30.3% in Q2 2022 and 33.8% in Q1 2023.

Operating income (loss) was $5.7 million compared with $(0.3) million for Q2 2022 and $4.7 million for Q1 2023.

Net Income (loss) was $2.1 million, or $0.02 per diluted share compared with $(1.5) million, or $(0.02) per diluted share for Q2 2022 and $2.0 million, or $0.02 per diluted share for Q1 2023.

Non-GAAP results were as follows: Gross margin was 35.3%, operating profit was $7.4 million, and net income was $4.4 million, or $0.05 per diluted share.

Cash and cash equivalents were $24.5 million at June 30, 2023, compared to $26.4 million at March 31, 2023.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q2 2023
India	31%
North America	26%
Latin America	15%
Europe	12%
APAC	11%
Africa	5%

Outlook

Ceragon management increased full-year revenue guidance to $334 million to $348 million, up from prior guidance of $325 - $345 million and expects full-year non-GAAP profitability. Our guidance is based on current visibility and assumes normal conversion of bookings to revenue. Our revenue target for fiscal 2027 is approximately $500 million, and we also target increasing our gross margins to at least 34-36% over the same period.

Conference Call

The Company will host a Zoom web conference today at 8:30a.m. ET to discuss the results, followed by a question-and-answer session for the investment community.

Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs, substantial losses incurred and negative cash flows generated, which, if continue, may significantly adversely impact our results of operations and cash flow; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely 1ulfil our customer commitments; risks associated with inaccurate forecasts or business changes, which may expose us to inventory-related losses on inventory purchased by our contract manufacturers and other suppliers, to increased expenses should unexpected production ramp up be required, or to write off to parts of our inventory, which would increase our cost of revenues; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F , as published on May 1, 2023, as well as other documents that may be subsequently filed by Ceragon from time to time with the SEC.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:

Rob Fink or Bob Meyers
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com

-Tables Follow-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Revenues	$86,151	$70,674	$169,560	$140,993
Cost of revenues	55,795	49,268	111,028	100,250

Gross profit	30,356	21,406	58,532	40,743

Operating expenses:
Research and development, net	7,812	7,527	15,750	14,292
Sales and Marketing	9,778	9,362	19,974	18,134
General and administrative	6,218	4,840	11,542	9,898
Restructuring and related charges	897	-	897	-

Total operating expenses	$24,705	$21,729	$48,163	$42,324

Operating income (loss)	5,651	(323)	10,369	(1,581)

Financial expenses and others, net	1,886	757	3,344	1,516

Income (loss) before taxes	3,765	(1,080)	7,025	(3,097)

Taxes on income	1,677	440	2,969	711

Net income (loss)	$2,088	$(1,520)	$4,056	$(3,808)

Basic net income (loss) per share	$0.02	$(0.02)	$0.05	$(0.05)

Diluted net income (loss) per share	$0.02	$(0.02)	$0.05	$(0.05)

Weighted average number of shares used in computing basic net income (loss) per share	84,365,168	84,019,188	84,359,762	83,989,766

Weighted average number of shares used in computing diluted net income (loss) per share	85,312,954	84,019,188	85,152,634	83,989,766

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2023	December 31, 2022
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,529	$22,948
Trade receivables, net	107,592	100,034
Other accounts receivable and prepaid expenses	15,813	15,756
Inventories	67,836	72,009

Total current assets	215,770	210,747

NON-CURRENT ASSETS:
Severance pay and pension fund	4,705	4,633
Property and equipment, net	30,494	29,456
Operating lease right-of-use assets	16,724	17,962
Intangible assets, net	9,027	8,208
Other non-current assets	17,744	18,312

Total non-current assets	78,694	78,571

Total assets	$294,464	$289,318

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$62,769	$67,384
Deferred revenues	3,104	3,343
Short-term loans	39,550	37,500
Operating lease liabilities	3,246	3,745
Other accounts payable and accrued expenses	23,565	20,864

Total current liabilities	132,234	132,836

LONG-TERM LIABILITIES:
Accrued severance pay and pensions	9,054	9,314
Deferred revenues	12,170	11,545
Other long-term payables	2,797	2,653
Operating lease liabilities	11,827	13,187

Total long-term liabilities	35,848	36,699

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	224	224
Additional paid-in capital	434,221	432,214
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(10,620)	(11,156)
Accumulated deficits	(277,352)	(281,408)

Total shareholders' equity	126,382	119,783

Total liabilities and shareholders' equity	$294,464	$289,318

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Cash flow from operating activities:
Net income (loss)	$2,088	$(1,520)	$4,056	$(3,808)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,582	2,834	5,135	5,775
Loss from sale of property and equipment, net	20	2	30	20
Stock-based compensation expense	808	689	1,977	1,435
Decrease in accrued severance pay and pensions, net	(280)	(296)	(344)	(369)
Increase in trade receivables, net	(6,620)	(2,609)	(6,910)	(4,173)
Decrease (increase) in other accounts receivable and prepaid expenses (including other long term assets)	(445)	(1,278)	551	(3,056)
Decrease in operating lease right-of-use assets	886	892	1,897	1,873
Decrease (increase) in inventory, net of write off	893	(3,102)	4,059	449
Increase (decrease) in trade payables	2,835	3,103	(3,955)	1,339
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	2,620	(433)	2,326	(1,706)
Decrease in operating lease liability	(1,152)	(2,666)	(2,518)	(4,071)
Increase (decrease) in deferred revenues	(1,054)	1,211	386	1,303
Net cash provided by (used in) operating activities	$3,181	$(3,173)	$6,690	$(4,989)

Cash flow from investing activities:
Purchase of property and equipment, net	(2,330)	(2,845)	(5,472)	(5,368)
Purchase of intangible assets, net	(549)	(234)	(1,837)	(437)
Net cash used in investing activities	$(2,879)	$(3,079)	$(7,309)	$(5,805)

Cash flow from financing activities:
Proceeds from exercise of options	30	32	30	113
Proceeds from (repayment of) bank credits and loans, net	(2,300)	4,950	2,050	17,100
Net cash provided by (used in) financing activities	$(2,270)	$4,982	$2,080	$17,213

Translation adjustments on cash and cash equivalents	$74	$(98)	$120	$94
Increase (decrease) in cash and cash equivalents	$(1,894)	$(1,368)	$1,581	$6,513
Cash and cash equivalents at the beginning of the period	26,423	24,960	22,948	17,079
Cash and cash equivalents at the end of the period	$24,529	$23,592	$24,529	$23,592

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

GAAP cost of revenues	$55,795	$49,268	$111,028	$100,250
Stock based compensation expenses	(46)	(125)	(225)	(257)
Changes in indirect tax positions	(2)	(1)	(3)	(1)
Non-GAAP cost of revenues	$55,747	$49,142	$110,800	$99,992

GAAP gross profit	$30,356	$21,406	$58,532	$40,743
Gross profit adjustments	48	126	228	258
Non-GAAP gross profit	$30,404	$21,532	$58,760	$41,001

GAAP Research and development expenses	$7,812	$7,527	$15,750	$14,292
Stock based compensation expenses	(232)	(34)	(478)	(20)
Non-GAAP Research and development expenses	$7,580	$7,493	$15,272	$14,272

GAAP Sales and Marketing expenses	$9,778	$9,362	$19,974	$18,134
Stock based compensation expenses	(363)	(302)	(739)	(579)
Non-GAAP Sales and Marketing expenses	$9,415	$9,060	$19,235	$17,555

GAAP General and Administrative expenses	$6,218	$4,840	$11,542	$9,898
Retired CEO compensation	-	-	-	96
Stock based compensation expenses	(167)	(228)	(535)	(579)
Non-GAAP General and Administrative expenses	$6,051	$4,612	$11,007	$9,415

GAAP Restructuring and related charges	$897	$-	$897	$-
Restructuring	(897)	-	(897)	-
Non-GAAP Restructuring and related charges	$-	$-	$-	$-

GAAP operating income (loss)	$5,651	$(323)	$10,369	$(1,581)
Stock based compensation expenses	808	689	1,977	1,435
Changes in indirect tax positions	2	1	3	1
Restructuring and related charges	897	-	897	-
Retired CEO compensation	-	-	-	(96)
Non-GAAP operating income (loss)	$7,358	$367	$13,246	$(241)

GAAP financial expenses and others, net	$1,886	$757	$3,344	$1,516
Leases – financial income	285	1,774	643	2,199
Non-GAAP financial expenses and others, net	$2,171	$2,531	$3,987	$3,715

GAAP Tax expenses	$1,677	$440	$2,969	$711
Non cash tax adjustments	(890)	(136)	(1,743)	(346)
Non-GAAP Tax expenses	$787	$304	$1,226	$365

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

GAAP net income (loss)	$2,088	$(1,520)	$4,056	$(3,808)
Stock based compensation expenses	808	689	1,977	1,435
Changes in indirect tax positions	2	1	3	1
Leases – financial income	(285)	(1,774)	(643)	(2,199)
Retired CEO compensation	-	-	-	(96)
Restructuring and related charges	897	-	897	-
Non-cash tax adjustments	890	136	1,743	346

Non-GAAP net income (loss)	$4,400	$(2,468)	$8,033	$(4,321)

GAAP basic net income (loss) per share	$0.02	$(0.02)	$0.05	$(0.05)

GAAP diluted net income (loss) per share	$0.02	$(0.02)	$0.05	$(0.05)

Non-GAAP diluted net income (loss) per share	$0.05	$(0.03)	$0.09	$(0.05)

Weighted average number of shares used in computing GAAP basic net income (loss) per share	84,365,168	84,019,188	84,359,762	83,989,766

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	85,312,954	84,019,188	85,152,634	83,989,766

Weighted average number of shares used in computing Non-GAAP diluted net income (loss) per share	86,747,484	84,019,188	86,729,802	83,989,766